SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

ROCKET FUEL INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

773111 109

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 773111 109	13G

1	Names of Reporting Persons: George H. John

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power: 0 shares

	6	Shared Voting Power: 2,231,863 shares

	7	Sole Dispositive Power: 0 shares

	8	Shared Dispositive Power: 2,231,863shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,231,863

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9): 4.90%

12	Type of Reporting Person (See Instructions): IN

CUSIP No.: 773111 109		13G

Item 1.
	(a)	Name of Issuer: Rocket Fuel Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 2000 Seaport Blvd. Redwood City, CA 94063

Item 2.
	(a)	Name of Person Filing: George H. John, Ph.D
	(b)	Address of Principal Business Office or, if none, Residence: 50 Woodside Plaza #449, Redwood City, CA 94061
	(c)	Place of Organization or Citizenship: United States
	(d)	Title of Class of Securities: Common Stock, $0.001 par value per share
	(e)	CUSIP Number: 773111 109

Item 3.
Not Applicable

CUSIP No.: 773111 109		13G

Item 4.	Ownership:
	(a)	Amount beneficially owned as of December 31, 2015: 2,231,863*

* Consists of 2,231,863 shares held by Dr. John in joint tenancy with his spouse, Vida T. John. Note: prior year beneficial ownership of 3,302,610 shares included 988,282 shares issuable to Dr. John pursuant to outstanding options which expired unexercised.

(b)	Percent of class: 4.90%*

* The percentage is calculated based on 45,582,944 outstanding shares reported in the company’s 10-Q filed November 8, 2016.
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 2,231,863
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 2,231,863

Item 5.	Ownership of Five Percent or Less of a Class:
This statement is being filed to report the fact that the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities. ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable

CUSIP No.: 773111 109	13G

Item 10.	Certifications
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 2, 2017

/s/ George H. John
George H. John, Ph.D